September 25, 2008
Dreyfus Cash Management, et al.
Our Ref. No. 20089241540
File No. 811-4175

RESPONSE OF THE CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Based on the facts and representations in your letter dated September 25, 2008, and in particular on the extraordinary circumstances related to the recent disruptions in the financial markets, the Division will not recommend enforcement action to the Commission under section 17(a) of the Investment Company Act of 1940 (the "Act") if Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Institutional Cash Advantage Fund (a series of Dreyfus Institutional Cash Advantage Funds), Dreyfus Institutional Cash Advantage Plus Fund (a series of Dreyfus Institutional Cash Advantage Funds), Dreyfus Institutional Preferred Money Market Fund (a series of Dreyfus Institutional Preferred Money Market Funds), Dreyfus Institutional Preferred Plus Money Market Fund (a series of Dreyfus Institutional Preferred Money Market Funds), and Dreyfus Institutional Reserves Money Fund (a series of Dreyfus Institutional Reserves Fund) (the "Funds"), all registered open-end investment companies holding themselves out as money market funds in accordance with rule 2a-7 under the Act, enter into reverse repurchase agreements with The Bank of New York Mellon Corporation ("BNY Mellon") or an affiliate of BNY Mellon (the "BNY Mellon Entities"). Each BNY Mellon Entity is an affiliated person, or an affiliated person of an affiliated person, of the Funds under section 2(a)(3) of the Act.[1] This relief is granted for a period not to exceed sixty (60) days from the date of this letter. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusions on the issues presented.[2]

We have considered your request for confidential treatment of your letter and our response until January 25, 2009 or such earlier date as the Division staff is advised that the information in your letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (i) January 25, 2009, or (ii) the date on which the information in your letter has been made public.

Edward J. Rubenstein
Senior Special Counsel
Office of Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

[1] This letter confirms oral no-action relief provided by Nadya B. Roytblat, Assistant Director, Division of Investment Management, to Jack W. Murphy on September 25, 2008.
[2] In light of the very fact-specific nature of the Funds' request, this letter and the position expressed herein apply only to the entities seeking relief, and no other entity may rely on this letter or the position taken in this letter. Other investment companies facing similar legal issues would need to contact the Division staff about the availability of no-action relief.

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JACK W. MURPHY

jack.murphy@dechert.com
+1 202 261 3303 Direct
+1 202 261 3003 Fax

CONFIDENTIAL TREATMENT REQUESTED

Investment Company Act of 1940
Section 17(a)

September 25, 2008

Douglas Scheidt, Esq.
Associate Director and Chief Counsel
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re: Dreyfus Money Funds – Temporary Request Under Section 17(a) of the Investment Company Act of 1940 for Reverse Repurchase Agreements

Dear Mr. Scheidt,

The registered open-end investment companies (or series thereof) listed on Exhibit I to this letter (the "Funds"), for which The Dreyfus Corporation ("Dreyfus") serves as investment adviser, each seeks the ability to enter into reverse repurchase agreements with The Bank of New York Mellon Corporation ("BNY Mellon"), the parent company of Dreyfus, or an affiliate of BNY Mellon (the "BNY Mellon Entities") in order to meet certain short-term liquidity needs as described below. Each Fund holds itself out as a money market fund in accordance with Rule 2a-7 under the Investment Company Act of 1940 (the "1940 Act"). Dreyfus and each BNY Mellon Entity are under the common control of BNY Mellon, and each BNY Mellon Entity is an affiliated person, or an affiliated person of an affiliated person, of each Fund.

The BNY Mellon Entities, Dreyfus and the Funds respectfully request that the Division of Investment Management ("Division") advise them that it will not recommend, on the basis of the facts and circumstances described herein, that the U.S. Securities and Exchange Commission (the "Commission") take enforcement action under Section 17(a) of the 1940 Act if the Funds enter into the proposed reverse repurchase agreements without filing an application under, and without the Commission granting an order pursuant to, Section 17(b) of the 1940 Act. It is proposed that the requested relief would be available for a period not to exceed 60 days from the date of the issuance of the Division's favorable response to this request.

THE PROPOSED TRANSACTIONS

The Funds invest, among other things, in corporate debt obligations, including notes and commercial paper issued by corporate and commercial entities. The Funds have each been met with extraordinary levels of shareholder redemptions related to the recent well-publicized disruptions in the financial markets. There currently is an unprecedented lack of liquidity in the markets for corporate paper which could limit the ability of the Funds to meet redemptions unless securities are sold at an inopportune time into an illiquid market, which could affect the Funds' ability to meet redemptions. The Funds' proposal to enter into reverse repurchase agreements (the "Proposed RR's") with a BNY Mellon Entity is intended to enable the Funds to meet their liquidity needs on terms that Dreyfus and each Fund's board of directors or trustees (the "Board"), including a majority of the independent Board members (the "Independent Directors"), believe to be fair and reasonable, to be in the Fund's best interests, and not to involve overreaching on the part of any person concerned. The Proposed RR's will be consistent with all applicable positions of the Commission and its staff concerning reverse repurchase agreements,[1] and with the requirements of Rule 2a-7 under the1940 Act.

The BNY Mellon Entities have shown their support in the current environment to the money market funds for which Dreyfus serves as investment adviser. The Board of each Fund, including a majority of the Independent Directors, has concluded that the Proposed RR's provide the best means, in the short-term, of addressing the Fund's immediate liquidity needs.

The Proposed RR's would be entered into pursuant to a form of a reverse repurchase agreement that is standard in the industry and which a BNY Mellon Entity would use in similar transactions with unaffiliated parties. Under each Proposed RR, each Fund will transfer possession of certain portfolio securities to a BNY Mellon Entity in return for cash proceeds consisting of 95-99% of their respective market values. The applicable Fund will receive a cash payment from the BNY Mellon Entity equal to interest and principal payments on the portfolio securities as if the Fund had not transferred the securities. At the end of the term of the Proposed RR's, each Fund would repurchase the portfolio securities by remitting the proceeds plus interest.[2] Each Fund would intend to limit its use of Proposed RR's to overnight and over the week-end in order to (a) permit the Fund to limit the extent of its borrowings to the amount necessary to meet redemptions and (b) to minimize the cost of such borrowings.[3]

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1 The Funds will, among other things, on a fund-by-fund basis, establish and maintain segregated accounts to "cover" the reverse repurchase agreements, in the manner discussed in Investment Company Act Release No. 10666 (Apr. 8, 1979) and subsequent staff no-action letters.

2 The Funds will have the option of repurchasing the securities earlier if market conditions warrant.

3 The overnight or over the week-end Proposed RR's would be "rolled-over" on a daily basis while it is necessary.

SECTION 17(A) OF THE 1940 ACT

Sections 17(a)(1) and 17(a)(2) of the 1940 Act prohibit an affiliated person of a registered investment company, or an affiliated person of an affiliated person of the company, from knowingly selling to or purchasing from the registered company any security or other property. Section 2(a)(3) of the 1940 Act, in relevant part, defines an affiliated person of a registered investment company to include the investment company's investment adviser, and any person controlling, controlled by, or under common control with, the investment company. Each BNY Mellon Entity is an affiliated person, or an affiliated person of an affiliated person, of the Funds.

When securities are transferred and repurchased by a Fund in connection with a Proposed RR, then arguably the Fund has sold the securities to the BNY Mellon Entity and then repurchased them from the BNY Mellon Entity.[4] Consequently, the BNY Mellon Entity may be prohibited by Sections 17(a)(1) and 17(a)(2) from engaging in the Proposed RR's with the Funds. The prohibitions in Sections 17(a)(1) and 17(a)(2) of the 1940 Act are designed to protect registered investment companies from transactions that may involve overreaching. The Commission previously has issued exemptive orders under Sections 6(c) and 17(b) of the 1940 Act permitting certain affiliated persons of a registered investment company to enter into reverse repurchase agreements with the investment company.[5] Dreyfus and the Funds submit that, under the Funds' particular facts and circumstances, and in light of the protections that would be afforded to the Funds as described below, the Proposed RR's justify the relief sought in this letter.

In particular, Dreyfus and the Funds state that:

- The Board of each Fund, including a majority of the Independent Directors, after careful consideration of all possible alternatives, has determined that (i) the Proposed RR's are in the best interests of the Fund and its shareholders, (ii) Dreyfus has procedures in place to ensure that the terms of the Proposed RR's will be at least as favorable to the Fund as those available from other sources and no less favorable than the terms on which the BNY Mellon Entities would enter into similar transactions with an unaffiliated party, and (ii) will review on not less than a weekly basis the terms of the Proposed RR's entered into and conclude that they were (A) fair and reasonable and did not involve overreaching on the part of any person concerned, and (B) the terms of the Proposed RR were at least as favorable to the Fund as those available from other sources, if any, and were no less favorable than the terms on which the BNY Mellon Entities would have entered into a similar transaction with an unaffiliated party ("Board Determinations"). In the event that the Board determines that the requirements in (iii)(A) and (iii)(B) have not been met, the

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4 *See Rubin v. United States*, 449 U.S. 424 (1981).

5 *See Countrywide Investment Trust, et al.*, SEC Release Nos. IC-23383 (Aug. 11, 1998) (Notice) and IC-23430 (Sept. 9, 1998) (Order); *AIM Equity Funds, Inc., et al.*, SEC Release Nos. IC-22663 (May 15, 1997) (Notice) and IC-22697 (June 10, 1997) (Order).

Fund will terminate the Proposed RR's and inform the Division, and the Board will take such other steps as it, including a majority of the Independent Directors, find necessary or appropriate.

- The Proposed RR's would be entered into solely for the purpose of meeting current or anticipated redemption requests and not for the purpose of obtaining cash with which to purchase additional securities.

- The Proposed RR's will be consistent with the investment objectives, policies and limitations of each Fund, as stated in the Fund's prospectus and reports to shareholders.

- Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the Proposed RR's occurred, the first two years in an easily accessible place, a written record of each such transaction, setting forth a description of the transaction, including the terms of the transaction, and the information or materials upon which the Board Determinations described above were made.

CONCLUSION

Dreyfus, the Funds and the BNY Mellon Entities respectfully request that the Office of Chief Counsel, Division of Investment Management, advise them that it will not recommend that the Commission take enforcement action under Section 17(a) of the 1940 Act if the Proposed RR's are consummated without an application having been filed under, and an order entered into by the Commission pursuant to, Section 17(b) of the 1940 Act.

Please be advised that, in accordance with Section 200.81(b) of the Commission's rules (17 C.F.R. 200.81(b)), we respectfully request that this letter and the Commission's response be granted confidential treatment for up to 120 days from the date of the response or such earlier date as the Division staff is advised that the information in this letter has been made public. The information about the Proposed RR's is not public and premature disclosure may harm the Funds, Dreyfus and their affiliates.

We would be happy to answer any questions that the staff may have regarding this request or to provide additional information. Please do not hesitate to call the undersigned at 202.261.3303, Stephen H. Bier at 212.698.3889 or Julien Bourgeois at 202.261.3451.

Sincerely,

Jack W. Murphy

cc: Edward Rubenstein – Division of Investment Management – SEC
Nadya B. Roytblat - Division of Investment Management – SEC
Stuart H. Coleman - Stroock & Stroock & Lavan LLP
Michael A. Rosenberg – The Dreyfus Corporation

EXHIBIT I TO NO-ACTION REQUEST

Fund Name
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Dreyfus Institutional Preferred Money Market Fund
Dreyfus Institutional Preferred Plus Money Market Fund (Series of Dreyfus Institutional Preferred Money Market Funds)
Dreyfus Institutional Reserves Money Fund (Series of Dreyfus Institutional Reserves Fund)

END